3: s9990102

Modification

LB-UBS Commercial Mortgage Trust 2000 - C5
HISTORIICAL LOAN MODIFICATION REPORT
AS OF 1-11-2002

Prospectus ID	City	State	Mod / Extention Flag	Effect Date	Balance When Sent to Speical Servicer	Balance at the Effective Date of Rehabilitation	Old Rate	# Mths for Rate Change	New Rate	Old P&I	New P&I	Old Maturity	New Maturity	Total # Mths for Change of Mod	(1) Realized Loss to Trust $	(2) Est. Future Interest Loss to Trust $ (Rate Reduction)	COMMENT

Nothing to Report

Total For All Loans:

Total For Loans in Current Month:
				# of Loans		$ Balance
Modifications:
Maturity Date Extentions:
Total:

* The information in these columns is from a particular point in time and should not change on this report once assigned.
(1) Actual principal loss taken by bonds
(2) Expected future loss due to a rate reduction. This is just an estimate calculated at the time of the modification.

Last Updated on 10/8/02
By LSancho